SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 October 2, 2002
                                 ---------------

                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                   Form 20-F X                        Form 40-F
                            ----                               ----


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes                                  No X
                      ----                                ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          ENDESA, S.A.

Dated:                                        By:
                                                 ------------------------------
                                               Name: Jacinto Pariente
                                               Title: Manager of North America
                                               Investor Relations


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Endesa Announces Release of Third Quarter 2002 Unaudited Results

    NEW YORK--Oct. 2, 2002--

    Dear Sirs:

    Endesa (NYSE:ELE) will release its unaudited third quarter 2002 results on Tuesday, October 29th, before the Spanish stock market opens (9:00am Madrid time, 3:00am NY time).
    The same day there will be a conference call hosted by the Chief Executive Officer and by the Chief Financial Officer. The conference call, to be held in English, will be webcast from Endesa's web site (www.endesa.es).
    In order to ease access to the financial information, as in previous quarters, both the press release and the financial statements will be available for download from the "Investors" section of our website.

    CONTACT: Endesa, New York
             North America Investor Relations Office:
             Jacinto Pariente, 212/750-7200

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